SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 14D-1
                                (Amendment No. 28)
                Tender Offer Statement Pursuant to Section 14(d)(1)
                      of the Securities Exchange Act of 1934

                                   Conrail Inc.
                             (Name of Subject Company)

                           Norfolk Southern Corporation
                         Atlantic Acquisition Corporation
                                     (Bidders)

                      COMMON STOCK, PAR VALUE $1.00 PER SHARE
              (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                          (Title of Class of Securities)

                                    208368 10 0
                       (CUSIP Number of Class of Securities)

                         SERIES A ESOP CONVERTIBLE JUNIOR
                        PREFERRED STOCK, WITHOUT PAR VALUE
              (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                          (Title of Class of Securities)

                                   NOT AVAILABLE
                       (CUSIP Number of Class of Securities)

                               JAMES C. BISHOP, JR.
                           EXECUTIVE VICE PRESIDENT-LAW
                           NORFOLK SOUTHERN CORPORATION
                              THREE COMMERCIAL PLACE
                           NORFOLK, VIRGINIA 23510-2191
                             TELEPHONE: (757) 629-2750
             (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Bidder)

                                  with a copy to:
                               RANDALL H. DOUD, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                 919 THIRD AVENUE
                             NEW YORK, NEW YORK 10022
                             TELEPHONE: (212) 735-3000



         This Amendment No. 28 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement, dated November 8, 1996 (the "First Supplement"), and the Second Supplement, dated December 20, 1996 (the "Second Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement, the Second Supplement or the Schedule 14D-1.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by the following:

      (g)(9) Motion for Leave to Amend the Complaint, including as an exhibit thereto, Plaintiffs' Fourth Amended Complaint, filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et. al. (dated December 20, 1996, United States District Court for the Eastern District of Pennsylvania).

     (g)(10) Motion to Dismiss Defendants' Counterclaim, filed by Parent, Purchaser and Kathryn B. McQuade (dated December 20, 1996, United States District Court for the Eastern District of Pennsylvania).


                                SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated:  December 23, 1996

                                      NORFOLK SOUTHERN CORPORATION

                                      By: /s/ JAMES C. BISHOP, JR.

                                      Name:  James C. Bishop, Jr.
                                      Title: Executive Vice President-Law

                                      ATLANTIC ACQUISITION CORPORATION

                                      By: /s/ JAMES C. BISHOP, JR.

                                      Name:  James C. Bishop, Jr.
                                      Title: Vice President and General
                                             Counsel



                              EXHIBIT INDEX

  Exhibit
  Number                  Description

  (g)(9) Motion for Leave to Amend the Complaint, including as an exhibit thereto, Plaintiffs' Fourth Amended Complaint, filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et. al. (dated December 20, 1996, United States District Court for the Eastern District of Pennsylvania).

  (g)(10) Motion to Dismiss Defendants' Counterclaim, filed by Parent, Purchaser and Kathryn B. McQuade (dated December 20, 1996, United States District Court for the Eastern District of Pennsylvania).